Mail Stop 3561

July 26, 2007

Kenju Osako, Chairman
Aspire Japan, Inc.
4695 Macarthur Court - 11th Floor
Newport Beach, CA 92660

   RE: **Aspire Japan, Inc. ("the company")**
       Amendment No. 2 to Registration Statement
       on Form SB-2
       Filed June 22, 2007
       File No. 333-143758

Dear Mr. Osako:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note for the next amendment that the "marked" copy should be accurately marked throughout the document to show <u>all</u> of the changes made.

2. We have noted several references to "Dream Media". Please revise as appropriate to refer to the company's new name "Aspire Japan".

Prospectus Cover Page

3. Please explain or revise the reference to "(or other specified market)". If you wish to retain this disclosure, please note that a quotation system for the over the counter trading market other than the Bulletin Board, e.g., the "Pink Sheets," generally is not considered an adequate basis for determining prices in a resale offering.

Prospectus Summary

About Our Company, page 1

4. Here or under the "Description of Business", please briefly explain what operations were conducted by the company from February, 2005 until July, 2006. We note in your first Risk Factor the reference to "limited operating history of marketing our services to the public over the Internet and through direct marketing."

5. As requested in our March 9, 2007 letter, comment #9 thereof to "Dream Media", the company's former name, please state whether or not the company has begun business operations in marketing and selling the apparel.

Risk Factors, page 2

6. As previously requested in comment #15 from our March 9, 2007 letter, please add risk factors to address the officers' and directors' lack of <u>direct experience</u> in this business, and any potential conflicts of interest. Please add appropriate risk factors addressing the many significant steps you have yet to take in implementing your business plan, including, for example, the lack of warehouse facilities in the U.S. and Japan, the lack of order processing/customer service capabilities, the lack of catalog printing and distribution agreements, etc.

Determination of Offering Price, page 6

7. In the initial paragraph, it is stated that the offering price "was determined by the price shares were sold to our shareholders in our private placement…" In the second paragraph, it is stated "[T]he offering price of the shares of our common stock has been determined by us and is based on our own assessment of our financial condition and prospectus, limited offering history, and the general condition of the securities market." Please revise to clarify if true, that the price

referred to in the initial statement was based upon the factors mentioned in that second statement. If otherwise, please revise to make the disclosure consistent.

Description of Business

8. You describe your initial catalog as 240 pages in length. You also indicate this catalog will included 200 pages of advertising, 200 pages of product listings and 40 pages of promotional and editorial material, for a total of 440 pages. Please reconcile your disclosures as appropriate.

Provide Japanese Consumers with a Convenient…, page 13

9. Inasmuch as it is almost August now, it is not apparent how the company plans to print and deliver catalogs to 2 million consumers and also develop the web site and have it fully operational during the fourth quarter of 2007 considering the fact that the company has not yet entered into any definitive agreements to have any of the work done, nor has it entered into any contracts with American merchandise brands to sell or advertise their products. Please fully explain.

Provide Customer Service…, page 13

10. Please update to disclose the status of the company's contracting with a call center for its customer service. If a contract has been executed, please file such as an agreement to the registration statement and revise your Exhibit Index accordingly.

11. In the second-to-the-last paragraph of this section, please provide the basis for the statement, "[W]e anticipate the Company's average order size will be approximately $83 per customer order…"

Revenue Streams, page 15

12. We note, "…upon our opening a U.S. based logistics center, American companies will only be shipping products domestically and thereby they will avoid potential international law issues such as tariffs." Please expand this discussion to fully explain how this will operate.

Competition, page 15

13. Briefly explain the reference to "new technologies" at the bottom of page 15.

14. We note the final sentence of this section. "[W]e believe that we can be well-positioned within the Japanese consumer market with our plan of supplying American merchandise brands to Japanese consumer and that our exposure to both the Japanese and American cultures gives us a competitive advantage." Is this idea unique in that no one else in the industry is doing this now? Please discuss.

Management's Discussion and Analysis

Plan of Operations, page 16

15. The disclosure now provided assumes that you receive full funding to conduct your operations for the next 12 months. If the amount of funding to be received is uncertain, please provide disclosure addressing how the nature and extent of your operations will be impacted if less than $12 million is received, including the timeframe for your operations. In this regard, we note that you had $590,000 at April 30, 2007 and do not disclose any additional sources of funding. The additional disclosure should be as detailed and prominent as the current disclosure assuming the receipt of full funding.

16. The disclosure in this section indicates that the $12 million needed for the next 12 months assumes some level of anticipated revenues. Please quantify the amount needed in the next 12 months assuming no revenues are received.

17. The plan of operation disclosure refers to "funds from ongoing operations". As you do not have funds from operations, please explain.

18. The category "Development of Information systems and technology" shows $75,000 budgeted in the table; however, the discussion on page 17 states $100,000. Please revise as necessary.

19. Please expand this section to provide a discussion of the Legal/Accounting and General /Administrative expenses budgeted, as noted in the table.

Marketing Materials, page 16

20. We note that you are working with a company to create a brand identity and marketing materials for Aspire Japan. If you have entered into an agreement,

please identify the company, outline all of the material provisions of the contract and file the executed agreement as an exhibit as required by Item 601 of Regulation S-B.

Capital Resources and Liquidity, page 18

21. We do not understand the fifth paragraph as the company is a reporting company. Please revise as appropriate.

Description of Property, page 19

22. Please disclose whether or not the company has leased the office space in Tokyo under a leasing agreement and if so, please file the executed agreement. Disclose the material provisions of the agreement.

Certain Relationships…, page 19

23. We note that Scott Raleigh sold his 100,000 shares of company stock to Ken Osako for $36,000; however, on page II-2 the disclosure states that Mr. Raleigh sold his 100,000 shares to Mr. Osako for $100. Please revise as appropriate to reconcile your disclosure.

Stock Option Grant, page 20

24. Based upon the employment agreement entered into, it would appear that the restricted stock agreement with Mr. Nakajima should have been entered into as well. Please update the disclosure accordingly and also file the restricted stock agreement as required by Item 601 of Regulation S-B.

Executive Compensation, page 20

25. In response to our previous comment #76 from our letter of March 9, 2007, please add counsel's response #76 from its June 22, 2007 letter.

26. The total compensation column for Mr. Nakajima does not appear complete. Please revise.

Financial Statements

General

27. Please provide a current accountant's consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

Statement of Operations, pages F-3 and F-14

28. Please remove your presentation of cumulative earnings per share. Earnings per share is not a cumulative measure.

Form 10-QSB for the Quarterly Period Ended April 30, 2007

Item 3. Controls and procedures, page 13

29. With respect to your disclosures in Form 10-QSB for the quarter ended April 30, 2007, we note that your disclosures do not comply with Item 307 and 308 of Regulation S-B in the following respects:

- We note your statement that you "maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely." Given this your "reasonable assurance" qualification, the disclosure should be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.
- We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.
- Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure.
- Please revise to provide the disclosures required by Item 308(c) of Regulation S-B (i.e. whether there have been any changes in your internal controls over financial reporting during your last fiscal quarter).

30. Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

Part II

Item 26

31. This section refers to an offering in April 2006 while the prospectus refers to an offering in April 2007. Please reconcile. If the unregistered offering occurred during 2007, please explain in this section why the public offering of securities under the Form SB-2 registration statement filed in February 2007 and withdrawn in May 2007 did not constitute general solicitation for the concurrent private offering.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kenju Osako
Aspire Japan, Inc.
July 26, 2007
Page 8

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Raj Rajan at (202) 551-3388 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg E. Jaclin, Esq.
     via fax (732) 577-1188